

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2021

Raouf Ghali
Chief Executive Officer
Hill International, Inc.
One Commerce Square
2005 Market Street, 17th Floor
Philadelphia, PA 19103

Re: Hill International, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed March 16, 2021
Item 2.02 Form 8-K filed November 8, 2021
File No. 001-33961

Dear Mr. Ghali:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2020

Consolidated Financial Statements
Note 3 - Summary of Significant Accounting Policies
(m) Investments, page 44

1. It appears your share of profit of equity method affiliates is material. Please revise the footnotes to both your annual and interim financial statements to include summarized financial data for each equity method investee for each period presented that quantifies at a minimum: sales, gross profit, net income (loss) from continuing operations, net income and net income attributable to the investee. Refer to Rule 8-03(b)(3) of Regulation S-X.

<u>Item 2.02 Form 8-K Filed November 8, 2021</u>

<u>Exhibit 99.1, page 1</u>

2.   Here and in your Forms 10-K and 10-Q you present and discuss profit measures, like gross profit and Adjusted EBITDA, and other amounts, like SG&A expenses, as a percentage of consulting fee revenue. Consulting fee revenue represents only a portion of your total revenue. If profit measures or other amounts are presented as a percentage of revenue, they should be shown as a percentage of total revenue. In addition, here you discuss only consulting fee revenue in isolation and not total revenue or reimbursable expenses. Please revise your disclosures accordingly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Angela Lumley at 202-551-3398 or Rufus Decker at 202-551-3769 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services